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                                  GenVec, Inc.
                              12111 Parklawn Drive
                              Rockville, MD 20852

                                 July 31, 1998



VIA OVERNIGHT COURIER
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

     RE:  GENVEC, INC. REGISTRATION STATEMENT ON FORM 8-A (FILE NO. 000-24469)
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Ladies and Gentlemen:

     GenVec, Inc. (the "Company"), requests the withdrawal of the Company's Registration Statement on Form 8-A, file number 000-24469 (the "8-A Registration Statement"), filed with the Securities and Exchange Commission on June 12, 1998. The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. The Company has requested the withdrawal of the Registration Statement on Form S-1 under separate cover.

     If you have any questions, please call Jeff Mengoli of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

                              Very truly yours,



                              /s/ Paul H. Fischer
                              _________________________________
                              Paul H. Fischer
                              Chief Executive Officer